Exhibit 99.1

IAMGOLD FILES INDEPENDENT TECHNICAL REPORT FOR NIOBEC MINE
CONFIRMING 691% INCREASE IN M&I NIOBIUM RESOURCES
AND A POTENTIAL NET ASSET VALUE FOR NIOBEC OF UP TO $2.0 BILLION

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, June 20, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced that it has filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”), in the form of a NI 43-101 compliant technical report on the Company’s wholly-owned Niobec niobium mine in the province of Quebec, Canada.

As reported on May 4, 2011, the PEA shows:
•	A 691% increase in Measured and Indicated mineral resource to 1.93 billion kilograms of contained niobium pentoxide (458.1 million tonnes at an average grade of 0.42% Nb2O5);
•	Potential threefold increase in the annual niobium production from current levels to 15 million kilograms per year, with the potential for further production increases;
•	A remaining mine life in excess of 40 years at the expanded production rate;
•	Based on higher metal prices and lower operating costs, the operating margin is estimated to increase from $18 per kilogram to $28 per kilogram of niobium, an increase of over 50%;
•	After-tax net asset value (“NAV”) in the range of $1.6 to $2.0 billion;
•	Initiation of exploration and metallurgical testwork to evaluate the potential of an underexplored Rare Earth Element (“REE”) zone; and
•	Significantly increases employment and economic benefits to the Saguenay region of Quebec.

Carol Banducci, Executive Vice-President and CFO and lead executive responsible for the strategic growth initiative at Niobec, said, “When we released the findings from the PEA with our own analysis of the potential of Niobec, the market’s valuation of this asset increased significantly.   The PEA also confirmed our own belief in the long-term potential of this asset. Niobec is a unique and highly attractive asset for IAMGOLD, as it is the only North American producer of niobium and one of only three major producers globally.   Niobium demand has grown at a 10% compound annual growth rate over the last 10 years and is forecast to increase steadily going forward.   In the near term, we are looking to monetize 10% to 20% of Niobec, which will raise a portion of the capital to fund the expansion of this asset.   Our plan is to complete the expansion of Niobec without using any cash flow from our gold business.”

The planned transition from traditional underground mining methods to alternate bulk mining methods as detailed in the PEA is expected to approximately triple niobium production and improve margins.  A pre-feasibility study, which will help determine which bulk mining method will provide the best financial returns for Niobec, is planned for completion by the end of 2011.

Technical Disclosure

All technical disclosure in this news release relating to the Niobec mine has been prepared in accordance with NI 43-101 by:  Bernard Salmon, Eng of RPA for Mineral Resources and Graham Clow, P.Eng of RPA for the open pit mining scenario, Pierre Pelletier, Eng for the mineral processing and Daniel Vallieres, Eng for the block caving scenario, each of whom is a “qualified person” under NI 43-101 with Bernard Salmon and Graham Clow of RPA being independent of IAMGOLD. RPA’s report meets the requirements of a Preliminary Assessment as defined in Canadian NI 43-101 regulations. All “qualified persons" named herein have reviewed and approved the technical contents of this news release. The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature.  Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves.  There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

NIOBIUM AND FERRONIOBIUM

Niobium is a metal with unique properties that make it highly valuable in the production of a class of high-quality specialty steel known as High Strength Low Alloy (“HSLA”).  Niobec sells its niobium in the form of ferroniobium, an important iron niobium alloy with a niobium content of 65-70%.  Ferroniobium is a critical component applied to strengthen and lighten HSLA steel, primarily used in the manufacture of automobiles, pipelines and structural steel products.  Niobium is mined from pyrochlore deposits, upgraded into a niobium pentoxide (Nb2O5) concentrate and then converted into ferroniobium.  Steel producers add the ferroniobium to molten steel before casting to give it its desirable physical characteristics.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves, estimation of future production and mine life, and potential margins and value) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “opportunity”, “potential” or “could” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, its failure to meet estimated production levels, the failure to realize expected margins, the failure to realize estimated valuations, changes in world niobium and gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities at www.edgar.com and www.sedar.ca, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines (including current joint ventures and investments in associates) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
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